CUSIP 098003106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Bonds.com Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

098003106

(CUSIP Number)

Rima R. Moawad

Haynes and Boone, LLP

30 Rockefeller Plaza

26th Floor

New York, New York 10112

212.659.4996

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 098003106

1.	Names of Reporting Persons Michel Daher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Lebanon
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 307,086[1]
	8.	Shared Voting Power 460,630[2]
	9.	Sole Dispositive Power 307,086[1]
	10.	Shared Dispositive Power 460,630[2]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 767,716[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 75.9%
14.	Type of Reporting Person (See Instructions) IN

[1]	Includes 164,230 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 142,856 shares of Common Stock issuable upon exercise of Warrants.
[2]	Includes 246,345 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 214,285 shares of Common Stock issuable upon exercise of Warrants.
[3]	Includes 410,575 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 357,141 shares of Common Stock issuable upon exercise of Warrants.

CUSIP 098003106

1.	Names of Reporting Persons Abdallah Daher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Lebanon
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 460,630[1]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 460,630[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 460,630[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 65.4%
14.	Type of Reporting Person (See Instructions) IN

[1]	Includes 246,345 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 214,285 shares of Common Stock issuable upon exercise of Warrants.

CUSIP 098003106

1.	Names of Reporting Persons Daher Bonds Investment Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 460,630[1]
	8.	Shared Voting Power
	9.	Sole Dispositive Power 460,630[1]
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 460,630[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 65.4%
14.	Type of Reporting Person (See Instructions) OO

[1]	Includes 246,345 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 214,285 shares of Common Stock issuable upon exercise of Warrants.

CUSIP 098003106

1.	Names of Reporting Persons Mida Holdings
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 307,086[1]
	8.	Shared Voting Power
	9.	Sole Dispositive Power 307,086[1]
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 307,086[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.8%
14.	Type of Reporting Person (See Instructions) OO

[1]	Includes 164,230 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 142,856 shares of Common Stock issuable upon exercise of Warrants.

CUSIP 098003106

This Amendment No. 7 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2011, as amended by Amendment No. 1 filed on June 15, 2012, Amendment No. 2 filed on March 15, 2013, Amendment No. 3 filed on January 17, 2014, Amendment No. 4 filed on January 28, 2014, Amendment No. 5 filed on March 4, 2014 and Amendment No. 6 filed on March 14, 2014 (as amended, the “Schedule 13D”).

This Amendment No. 7 restates in its entirety Item 7 of the Schedule 13D originally filed on January 28, 2014 (as amended) with the only change being that the Reporting Persons have withdrawn their confidential treatment request with respect to the Letter attached as Exhibit 99.1. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.

Item 7.	Material to be Filed as Exhibits

99.1	Letter (without redaction) dated January 27, 2014 (incorporated by reference to Exhibit 99.1 to the Amendment to Schedule 13D filed by the Reporting Persons on January 28, 2014).*

*	Confidential portions were omitted and a confidential treatment request was made with the Securities and Exchange Commission, which request has been withdrawn.

CUSIP 098003106

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2014

/s/ Michel Daher
Michel Daher

/s/ Abdallah Daher
Abdallah Daher

Daher Bonds Investment Company

By:	/s/ Michel Daher
Michel Daher, Manager

Mida Holdings

By:	/s/ Michel Daher
Michel Daher, Manager

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).